Exhibit 99.2

 Management’s Discussion and Analysis

For the three and nine months ended September 30, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
THIRD QUARTER HIGHLIGHTS	3
GROWTH STRATEGY	4
SUMMARIZED FINANCIAL AND OPERATING RESULTS	5
REVIEW OF THIRD QUARTER FINANCIAL RESULTS	6
REVIEW OF NINE MONTH FINANCIAL RESULTS	6
RESULTS OF OPERATIONS	7
OPERATIONAL REVIEW – OCAMPO MINE	8
OPERATIONAL REVIEW – EL CUBO MINE	16
CONSOLIDATED EXPENSES	17
CONSOLIDATED OTHER INCOME / (EXPENSE)	18
CONSOLIDATED INCOME TAX EXPENSE	18
FINANCIAL CONDITION	19
IMPACT OF KEY ECONOMIC TRENDS	19
LIQUIDITY AND CAPITAL RESOURCES	19
CONTRACTUAL OBLIGATIONS	21
OUTSTANDING SHARE DATA	21
OFF-BALANCE SHEET ARRANGEMENTS	21
FINANCIAL INSTRUMENTS AND HEDGING	22
TRANSACTIONS WITH RELATED PARTIES	22
NON-GAAP MEASURES	23
RISKS AND UNCERTAINTIES	24
CHANGES IN ACCOUNTING POLICIES	26
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS	27
SUBSEQUENT EVENTS	28
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	28
CONTROLS AND PROCEDURES	30
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	32
CAUTIONARY NOTE TO U.S. INVESTORS	33
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	33

2

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated November 12, 2009, relates to the financial condition and results of operations of Gammon Gold Inc. (“the Company”) together with its wholly owned subsidiaries, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2008, the unaudited interim financial statements for the period ended September 30, 2009, and notes thereto. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All results are presented in United States dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document. The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

OVERVIEW OF THE BUSINESS

Gammon Gold Inc. is a publicly traded gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties. The Company owns and operates two producing mines in Mexico, the Ocampo mine in Chihuahua State, and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State, Mexico. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM) and the New York Stock Exchange (NYSE: GRS). Further details on Gammon Gold Inc. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.gammongold.com.

THIRD QUARTER HIGHLIGHTS

–	For the eighth consecutive quarter, the Company generated positive cash flow from operations of $13.9 million during the three months ended September 30, 2009. This represents a 96% improvement over the $7.1 million in operating cash flow generated in Q3 2008.

–

In July 2009, the Company revised its 2009 guidance to the lower range of an annual production of 235,000 to 265,000 gold equivalent ounces, at cash costs per gold equivalent ounce of $410 to $445 (assuming a silver-to-gold ratio of 65:1, a silver price of $13.08 per ounce, and a Mexican Peso to US dollar exchange rate of 12.5 to 1). 2010 guidance remains consistent with the Company’s three-year consolidated outlook, at production of 355,000 to 385,000 gold equivalent ounces at cash costs per gold equivalent ounce of $315 to $350 at a silver-to-gold ratio of 55:1, representing more than 50% growth over the 2009 forecasted production and up to a further 30% reduction in total cash costs.

–	The Company ended the quarter with cash of $12.3 million, a $9.0 million increase in cash on hand since December 31, 2008. As a result, net debt, which represents long-term debt and capital leases less cash, improved in the first nine months of 2009 by $8.6 million from $35.2 million at December 31, 2008 to $26.6 million at September 30, 2009.

–	Third quarter cash costs per gold equivalent ounce(1) were $500, representing a 34% improvement over Q3 2008 cash costs per gold equivalent ounce of $757. Using the Company’s long-term gold equivalency rate of 55:1, cash costs per gold equivalent ounce in Q3 would have equalled $469, compared to $735 per gold equivalent ounce in the third quarter of 2008, representing a 36% improvement quarter-over-quarter.

–	On September 22, 2009 the Company announced the retirement of Mr. Fred George as President, Chairman and member of the Board of Directors effective October 13, 2009. Mr. René Marion, the Company’s Chief Executive Officer, was subsequently appointed as President and Chief Executive Officer. Independent director Mr. Ron Smith will temporarily assume the position of interim Chair of the Board of Directors. Also on September 22, 2009 the Company announced the resignation of Mr. Canek Rangel as a member of the Board of Directors. The Nominating Committee of the Board of Directors has begun the process of identifying potential new independent members to strengthen the Board.

–	Subsequent to the end of the third quarter, the Company completed a public offering of 12,926,000 common shares at a price of $8.90 per common share. The gross proceeds of over $115 million (net proceeds of approximately $109 million) will be used to fund expanded exploration programs at the Ocampo and El Cubo mine sites, the advancement of the Guadalupe y Calvo project, debt repayments, greenfields exploration, and general corporate purposes.

–	Subsequent to the end of the third quarter, the Company renegotiated its credit facility. The terms of the revised agreement provide for a $30 million revolving facility with the Bank of Nova Scotia that expires in 2 years.

OPERATIONAL HIGHLIGHTS

–

Over the past 18 months, management has been progressing through an aggressive self-funded capital expansion program at the Ocampo mine, which is now substantially complete. The Company expects to begin realizing the benefits of these expansion projects going forward.

▪

On July 15, 2009 the Ocampo mine was fully connected to 20 megawatts of grid power, and as a result, the entire mine is now connected to the Mexico national electricity grid. Previously, diesel generators were the primary source of power. This grid connection lowered electricity and diesel costs by approximately $30 per gold equivalent ounce produced in September as compared to June 2009.

3

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

	▪	In September, the re-optimization of the Ocampo heap leach facility’s stacking design was initiated and is expected to increase capacity by 10 million tonnes to 14 million tonnes. As a result, daily stacking rates were increased in the latter half of September and are targeted to be up to 12,000 tonnes per day by year end, which is expected to increase future heap leach metal production.

	▪	The Company commissioned the Phase III mill expansion at Ocampo during the third quarter, increasing mill capacity to between 3,300 to 3,400 tonnes per day. The 3-phased mill expansion has effectively more than doubled the original nameplate capacity of 1,500 tonnes per day at a capital cost of $5.2 million. Gold recovery rates are currently in line with expectations, however the Company continues to fine-tune grinding metrics to further optimize silver recoveries at the mill.

	▪	As a result of improved productivities at the underground mine, the Ocampo mine is anticipating increasing the proportion of underground ore in future mill feed, resulting in higher head grades at the mill. The Ocampo mine is targeting 1,200 TPD from the underground by the end of the year, and 1,500 TPD by early Q2 2010.

–

In the second quarter, the Company successfully concluded the union strike at the El Cubo mine and obtained a new seven-day work week as part of the collective agreement. During the third quarter, the mine returned to normal operations and by the end of the quarter was achieving pre-strike daily production rates. In October, the mine achieved 1,756 TPD, representing an 8% over the Q1 2009 daily production rates.

–

During the quarter, the Company successfully renewed the Peñoles lease agreement for an additional three-year term. The agreement provides the Company with the mining rights and use of the Las Torres processing and administration facilities located at the El Cubo Mine.

–	As of September 30, 2009, the Company has completed 88,291 metres, or 72% of its planned 123,000 metre reserve replacement drilling program at Ocampo.

–

In September, the Company launched a 40,000 metre drilling program at the El Cubo operation, where the initial drilling will focus on 4 of the 16 drill targets identified as part of the Company’s grassroots exploration program. Drilling at the Dolores and Capulin targets has returned positive results in 6 of 9 holes drilled to date.

(1) The Company has included non-GAAP performance measures, cash cost per gold equivalent ounce and net free cash flow, throughout this document. For further information, see the Non-GAAP Measures section on page 23.

GROWTH STRATEGY

Gammon Gold Inc. is committed to responsibly operating and organically growing a precious metals company while balancing the needs of its stakeholders. The Company’s growth strategy is to increase its production profile organically, reduce cash costs and increase its reserve base through a number of initiatives as follows:

–	Realizing expansion opportunities at the Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine;

–	The continuation of the Company’s exploration program which is designed to increase resources, convert resources to reserves and increase the production profile, particularly at the Ocampo Southeast underground target where drill results remain encouraging and resulted in the Company adding a further 6,000 metres to its 2009 drilling program; and

–	Actively pursuing selective accretive acquisitions.

These growth initiatives are expected to be supported by the significant improvement in the Company’s cash flow performance realized this year-to-date that, together with the Company’s working capital position and new equity issuance, will be sufficient to fund the Company’s anticipated working capital requirements, growth plans and debt repayments.

4

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

		QUARTER ENDED		QUARTER ENDED		NINE MONTHS ENDED		NINE MONTHS ENDED
		SEPTEMBER 30, 2009		SEPTEMBER 30, 2008		SEPTEMBER 30, 2009		SEPTEMBER 30, 2008
				(RESTATED(4))				(RESTATED(4))
Gold ounces sold		29,858		33,914		94,754		109,642
Silver ounces sold		1,249,252		1,338,864		3,637,073		4,072,221
Gold equivalent ounces sold(1)		49,305		56,573		148,391		184,366
Gold equivalency rate		64		59		68		59
Gold ounces produced		31,537		34,096		99,481		110,660
Silver ounces produced		1,265,645		1,372,123		3,700,416		4,128,981
Gold equivalent ounces produced(1)		51,047		57,521		153,650		186,621
Revenue from mining operations		$47,906		$48,342		$138,581		$164,260
Production costs, excluding amortization and depletion		$23,845		$42,440		$69,391		$103,130
Net (loss) / earnings		($7,020)		($3,453)		($11,720)		$8,439
Net (loss) / earnings per share		($0.06)		($0.03)		($0.10)		$0.07
Net (loss) / earnings per share, diluted		($0.06)		($0.03)		($0.10)		$0.07
Cash flows from operations		$13,875		$7,071		$46,621		$45,968
Net free cash flow(2)		($4,588)		($10,353)		($7,595)		($4,462)
Total cash		$12,287		$4,802		$12,287		$4,802
Total assets		$830,616		$791,950		$830,616		$791,950
Total long-term financial liabilities		$13,184		$6,364		$13,184		$6,364
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs per gold equivalent ounce(2)		$500		$757		$469		$566
Total cash costs per gold ounce(2)		$191		$691		$204		$337
Average realized gold price per ounce		$971		$855		$932		$890
Average realized silver price per ounce		$15.15		$14.46		$13.83		$16.54
Gold equivalent ounces sold (55:1)(3)		52,572		58,257		160,883		183,682
Gold equivalent ounces produced (55:1)(3)		54,549		59,044		166,761		185,732
Total cash costs per gold equivalent ounce (55:1)(3)		$469		$735		$433		$568

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 23.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)

During the preparation of the June 30, 2009 interim financial statements, the Company determined that certain items in the March 31, 2008, June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009 consolidated financial statements had been incorrectly translated into the Company’s functional currency, the United States dollar. In the Company’s Mexican operations, inventory is initially recorded in Mexican pesos. When translating these balances to the US dollar, the Company used the current exchange rate instead of the rate in effect when the costs were incurred. The impact of this adjustment was to increase inventory, increase production costs, reduce amortization and depletion and increase foreign exchange gains. There was no income tax effect as a result of these adjustments. There was no material impact of these changes on the opening deficit or accumulated other comprehensive income or on amounts reported prior to 2008.

In addition, the Company determined that upon initial adoption of Section 3031, Inventories, on January 1, 2008, a reversal should have been recorded for previously recognized net realizable value adjustments. Section 3031, Inventories, requires that when the net realizable value of inventory increases, previously recorded adjustments to reduce inventory to its net realizable value are reversed. On implementation of this section on January 1, 2008 the Company did not identify that there were previous net realizable value adjustments that were required to be reversed.

As a result, the Company incorrectly presented the consolidated balance sheet as at each of quarters described above, and the consolidated statements of operations and comprehensive income / (loss), cash flows and shareholders’ equity for each period then ended. Further information on these adjustments and a reconciliation of amounts previously reported is contained in the notes to the restated consolidated financial statements for the applicable period.

5

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF THIRD QUARTER FINANCIAL RESULTS

During the third quarter of 2009, the Company sold 29,858 gold ounces and 1,249,252 silver ounces, or 49,305 gold equivalent ounces, compared to sales of 33,914 gold ounces and 1,338,864 silver ounces, or 56,573 gold equivalent ounces, in 2008. Gold equivalent ounces sold, using the Company’s long-term gold equivalency ratio of 55:1, were 52,572 ounces in the third quarter of 2009, which represents a decrease of 10% over sales of 58,257 gold equivalent ounces in the same period of the prior year. Third quarter revenues decreased by 1% to $47.9 million, compared to Q3 2008 revenues of $48.3 million. This $0.4 million decline in revenue was due to decreased gold and silver production, offset by the 14% and 5% increase in the average realized prices of gold and silver respectively.

Consolidated net losses were $7.0 million in the third quarter of 2009, a $3.5 million increase over the Company’s consolidated net losses of $3.5 million in the third quarter of 2008. This increase in losses occurred despite a $18.6 million decline in production costs quarter-over-quarter, primarily as a result of a $9.7 million increase in foreign exchange losses, and a $5.7 million increase in general and administrative costs. The large movement in foreign exchange gain losses resulted from the Company’s exposure to monetary liabilities denominated in Mexican pesos and Canadian dollars, which are then translated into United States dollars. The foreign exchange loss recognized in the third quarter resulted from the strengthening of the Canadian dollar versus the US dollar. General and administrative costs included $8.4 million in severance costs and stock-based compensation costs related to the retirement of the Company’s President and Chairman. The Company does not expect to incur any additional costs in the future related to this retirement.

Total cash costs per gold equivalent ounce for the third quarter of $500 represented a 34% improvement over cash costs per gold equivalent ounce of $757 in the same period in 2008. Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $469 in Q3 2009 compared to $735 in Q3 2008, representing an 36% improvement year-over-year. In Q3 2008, the Company recorded over $100 per gold equivalent ounce in mark-to-market and other inventory adjustments causing prior year cash costs to increase significantly. In addition, higher cash costs per gold equivalent ounce were realized in the prior year as a result of difficulties in the Ocampo underground, workforce restructuring costs at El Cubo, and the decision to cease the processing of low cost rezagas (old stope backfill) material at El Cubo. Current year cash costs have also been favourably impacted by the devaluation of the Mexican peso that occurred subsequent to the third quarter of 2008 during the global financial crisis.

The Company reported cash flow from operations during the third quarter of $13.9 million, an increase of $6.8 million, or 96%, over the prior year result of $7.1 million. This increase in operating cash flow resulted from the decreased production costs mentioned previously, combined with lower cash payments when compared to the prior quarter, related to the timing of amounts payable by the Company.

REVIEW OF NINE MONTH FINANCIAL RESULTS

During the first nine months of 2009 the Company sold 148,391 gold equivalent ounces, which represents a decrease of 20% over the same period of the prior year. Total year-to-date revenues have declined to $138.6 million, compared to year-to-date revenues in 2008 of $164.3 million. This $25.7 million decline is due to the decrease in sales of gold and silver ounces and a 16% weakening in the realized price of silver, partially offset by a 5% strengthening in the realized price of gold.

Consolidated net losses were $11.7 million in the first nine months of 2009, representing a 239% decline over the Company’s consolidated net earnings of $8.4 million in the first nine months of 2008. This decline was largely due to the $11.7 million increase in foreign exchange losses, as the $25.7 million reduction in revenue mentioned previously and $9.1 million increase in general and administrative costs was almost entirely offset by lower production costs in the first nine months of 2009.

The Company produced 153,650 gold equivalent ounces in the first nine months of 2009, representing an 18% decline over 2008 production during the same period of 186,621 gold equivalent ounces. This decline in production year-over-year was largely due to the union strike at the El Cubo mine in the second quarter that caused a seven-week work stoppage, down-time associated with the tie-in and commissioning of the three Ocampo mill expansions, down-time associated with connecting to the main power grid at Ocampo, and due to delays in reorganizing the Ocampo underground operational scale-up. Total cash costs per gold equivalent ounce for the nine months ended September 30, 2009 decreased 17% to $469 compared to $566 per gold equivalent ounce in the same period in 2008. This reduction in cash costs per gold equivalent ounce is as a result of reduced production costs when compared to the prior year, largely due to the mark-to-market valuation and other inventory adjustments that were recorded in the third quarter of 2008 and the devaluation of the Mexican peso subsequent to September 30, 2008.

6

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

(in thousands, except ounces and total cash costs)

	OCAMPO		EL CUBO		CORPORATE
THREE MONTHS ENDED SEPTEMBER 30	2009	2008	2009	2008	2009	2008
		(RESTATED(4))		(RESTATED(4))
Gold ounces sold	22,219	25,961	7,639	7,953	-	-
Silver ounces sold	925,666	969,647	323,586	369,217	-	-
Gold equivalent ounces sold(1)	36,631	42,303	12,674	14,270	-	-
Gold ounces produced	24,145	26,054	7,392	8,042	-	-
Silver ounces produced	948,263	988,289	317,382	383,834	-	-
Gold equivalent ounces produced(1)	38,820	42,916	12,227	14,605	-	-
Revenue from mining operations	$35,538	$36,490	$12,368	$11,852	-	-
Production costs	$15,243	$30,365	$8,602	$12,075	-	-
Refining costs	$618	$258	$172	$103	-	-
Earnings / (loss) before other items	$9,595	($5,512)	($1,391)	($4,432)	($10,321)	($4,283)
Total cash costs per gold equivalent ounce(2)	$433	$724	$692	$853	-	-
Total cash costs per gold ounce(2)	$83	$639	$507	$860	-	-
Gold equivalent ounces sold (55:1)(3)	39,049	43,591	13,522	14,666	-	-
Gold equivalent ounces produced (55:1)(3)	41,386	44,023	13,163	15,021	-	-
Total cash costs per gold equivalent ounce (55:1)(3)	$406	$703	$649	$830	-	-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 23.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)	See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		CORPORATE
NINE MONTHS ENDED SEPTEMBER 30	2009	2008	2009	2008	2009	2008
		(RESTATED(4))		(RESTATED(4))
Gold ounces sold	76,355	81,011	18,399	28,631	-	-
Silver ounces sold	2,851,235	2,783,607	785,838	1,288,614	-	-
Gold equivalent ounces sold(1)	118,532	131,858	29,859	52,508	-	-
Gold ounces produced	80,536	81,779	18,945	28,881	-	-
Silver ounces produced	2,913,444	2,819,298	786,972	1,309,683	-	-
Gold equivalent ounces produced(1)	123,312	133,477	30,338	53,144	-	-
Revenue from mining operations	$110,796	$117,802	$27,785	$46,458	-	-
Production costs	$49,325	$68,964	$20,066	$34,166	-	-
Refining costs	$1,663	$779	$484	$375	-	-
Earnings / (loss) before other items	$31,986	$20,594	($3,962)	($766)	($22,133)	($11,999)
Total cash costs per gold equivalent ounce(2)	$430	$529	$624	$658	-	-
Total cash costs per gold ounce(2)	$151	$295	$424	$456	-	-
Gold equivalent ounces sold (55:1)(3)	128,196	131,622	32,687	52,060	-	-
Gold equivalent ounces produced (55:1)(3)	133,507	133,039	33,254	52,693	-	-
Total cash costs per gold equivalent ounce (55:1)(3)	$398	$530	$570	$663	-	-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 23.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)	See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

7

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – OCAMPO MINE

The Ocampo mine, which was commissioned in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently the largest operating gold / silver mine in the state. The mine is comprised of both an open pit and an underground mine, with milling and heap leach processing facilities.

The Phase III Ocampo mill expansion was fully commissioned by the end of the third quarter. The mill facility now has the capacity to process up to 3,400 tonnes per day, representing a 126% increase over the nameplate capacity throughout the first three quarters of 2008 of 1,500 TPD. The mill processed over 3,000 tonnes per day during the month of September 2009.

As a result of improved productivities at the underground mine, the Ocampo mine is anticipating increasing the proportion of underground ore in future mill feed, resulting in higher head grades at the mill. A portion of the high grade open pit ore previously sent to the mill will then be rerouted to the heap leach facility for processing, thereby also increasing the head grades at the heap leach. The Ocampo mine is targeting 1,200 TPD from the underground by the end of the year, and 1,500 TPD by early Q2 2010.

The improvements made to the heap leach crushing and conveying circuits, combined with the expanded capacity resulting from the leach pad re-design, allows stacking of an additional 10 million tonnes of ore, resulting in a total capacity of 14 million tonnes, and defers the Phase III pad expansion until 2011. In addition, the Company has begun stacking at increased rates, which will improve metal production from the heap leach in future periods. The construction required for the pad re-design has commenced, with all materials ordered and due for delivery in the fourth quarter. The project, which is expected to be completed in early Q1 2010, has an anticipated capital cost of approximately $1.5 million.

OCAMPO OPEN PIT MINE

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008
Total tonnes mined	8,867,920	6,563,651
Total tonnes mined per day	96,390	71,344
Tonnes of ore mined	794,493	892,059
Capitalized stripping and other tonnes	6,613,170	993,415
Operating stripping ratio	1.84:1	6.36:1
Average grade of gold(1)	1.02	0.95
Average grade of silver(1)	51	42
Average grade of gold equivalent(1)	1.81	1.66
Tonnes of mineralized waste in quarter	341,005	-
Average grade of gold(1)	0.25	-
Average grade of silver(1)	11	-
Average grade of gold equivalent(1)	0.42	-
Total tonnes ore mined and mineralized waste	1,135,497	892,059
Average grade of gold(1)	0.79	0.95
Average grade of silver(1)	39	42
Average grade of gold equivalent(1)	1.40	1.66
Tonnes stockpiled ahead of the heap leach	159,918	119,538
Average grade of gold(1)	0.59	0.69
Average grade of silver(1)	33	37
Average grade of gold equivalent(1)	1.13	1.23
Low grade tonnes stockpiled	256,112	-
Average grade of gold(1)	0.42	-
Average grade of silver(1)	18	-
Average grade of gold equivalent(1)	0.72	-
(1) Grams per tonne.

The Company mined a record 8,867,920 tonnes or 96,390 TPD from the open pit in the third quarter, a 35% improvement over the tonnes mined in Q3 2008. Open pit mining rates in October remained strong, allowing the Company to accelerate the pre-stripping of the Picacho open pit and thereby potentially releasing ore earlier than planned in 2009. The Company has begun producing ore at Picacho in the fourth quarter of 2009, for both the heap leach and the mill, and it is expected that the ore will increase in both tonnes and grades in depth. The Company mined 794,493 tonnes of ore in Q3, representing a 11% reduction over the third quarter of 2008. This reduction in tonnes mined was budgeted by management and reflects 341,005 tonnes of low grade material being wasted due to previous capacity restrictions on the heap leach pad. Had management processed this material, ore mined would have been 1,135,497 tonnes at 0.79 gold grams per tonne and 39 silver grams per tonne, in-line with 2008 year-end reserve grades. In addition, because this material is included in waste, it is included in the operating stripping ratio. In late September, as a result of the revised heap leach pad design and increased stacking rates, the Company ceased wasting low grade material and began sending this material to the heap leach for processing.

8

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company continued its planned pre-stripping program during the quarter, with accelerated stripping activities at the Conico and Picacho pits of 3,537,633 tonnes and 2,614,143 tonnes respectively. Excluding capitalized stripping and other capitalized activity, mining from the open pit totaled approximately 2.2 million tonnes. The operating stripping ratio was reduced from 6.36:1 in Q3 2008 to 1.84:1 in Q3 2009 and is more in line with the remaining life of mine stripping ratio of less than 3:1.

OCAMPO UNDERGROUND MINE

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008
Tonnes of ore mined	53,285	76,703
Tonnes of ore mined per day	579	834
Average grade of gold(1)	2.42	2.85
Average grade of silver(1)	133	145
Average grade of gold equivalent(1)	4.48	5.30
Metres developed	4,164	3,704
(1) Grams per tonne.

The Company mined 53,285 tonnes of underground ore in the third quarter of 2009, or 579 TPD, representing a 31% decline from the same period of the prior year. The ongoing mine reconfiguration from cut and fill stoping to longhole stoping continued to negatively impact production in the third quarter due to the significant advanced development required to prepare the required number of longhole stopes for production. Underground lateral development was taken over by the Company, thereby eliminating virtually all contractors, and productivity has improved by 220%, or 11,421 metres year to date to ensure that stope preparation is well ahead of planned stope production. Six longhole stopes are in production, along with two cut and fill stopes with an additional nine longhole stopes to be brought into production early in the fourth quarter. As of October 31, 2009, 225,000 tonnes were developed and ready to be drilled, including 41,000 tonnes that were drilled and ready to blast. A full year stoping plan has been developed, enabling the Company to focus on opening up stoping areas in a consistent and logical manner. This plan indicates that the planned stoping rate of 1,200 TPD can be achieved later in the year, with a steady state production rate of 1,500 TPD being achieved in early Q2 2010.

Underground grades were lower than the prior year due to the higher proportion of development ore versus stoping ore. Typically development ore carries more than 150% dilution. With stoping tonnages increasing in October and November, grades in the fourth quarter are approaching reserve grades or 3.02 gold grams per tonne and 170 silver grams per tonne. It is anticipated that once the underground mine is producing at 1,200 TPD, grades will approach reserve grades. Additional highlights of the underground operation include:

–	16 headings are available for jumbo development and a further 19 active headings are available for jackleg development;

–	Two new longhole drilling rigs were commissioned during September bringing the total to 5, and all crews for were trained prior to the arrival of the drills;

–	An ore pass system to allow for more efficient material handling and haulage has been completed; and

–	Specialized blasting crews have been formed and are being trained to ensure the longhole drillers can focus exclusively on drilling.

9

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO MILL CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008
Tonnes from the underground	51,135	65,591
Average grade of gold processed(1)	2.42	2.97
Average grade of silver processed(1)	133	146.54
Gold equivalent grade processed(1)	4.48	5.45
Tonnes from the open pit	189,465	103,075
Average grade of gold processed(1)	2.26	2.76
Average grade of silver processed(1)	107	128.64
Gold equivalent grade processed(1)	3.93	4.94
Total tonnes of ore processed	240,600	168,666
Total tonnes of ore processed per day	2,615	1,833
Average grade of gold processed(1)	2.30	2.84
Average grade of silver processed(1)	113	135.60
Gold equivalent grade processed(1)	4.05	5.14
Gold ounces produced	16,674	14,496
Silver ounces produced	681,755	606,067
Gold equivalent ounces produced	27,266	24,863
(1) Grams per tonne.

The Ocampo mill circuit processed 240,600 tonnes during the third quarter at an average rate of 2,615 TPD, which was an increase of 43% over Q3 2008. The daily average processing rate exceeded 3,000 TPD in September 2009, reflecting the commissioning of the Phase III mill expansion. Mill availability in the quarter declined to 82%, below the 2008 average of 91%, mostly due to the Phase III commissioning and downtime associated with connecting to the Mexican power grid.

On July 15th, 2009 the Company gained access to 20 megawatts of grid power, which is a more reliable and cost effective source of power than the diesel generators previously used. The diesel generators will remain on site to serve as an emergency back-up source of power, and are capable of meeting 100% of the site’s power requirements. The cost of power consumed during the quarter was significantly reduced due to the Company gaining grid access.

Mill grades decreased to 4.05 gold equivalent grams per tonne in Q3 2009 from 5.14 in the same period in 2008. This decline is largely due to the increase in open pit tonnes, which are typically lower grade than underground ore tonnes, that were sent to the mill for processing to compensate for the shortfall in underground production. Grades were also lower in the quarter due to the fact that 61% of underground production was from development activity, which typically has high dilution, and due to unfavorable silver to gold ratios. Grades are anticipated to improve as the stoping tonnage from the underground mine increases in the coming quarters.

10

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO CRUSHING & HEAP LEACH CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008
Open pit ore placed on the heap leach pad	557,410	819,873
Underground mine tonnes placed on heap leach pad	6,669	-
Total tonnes of ore processed	564,079	819,873
Total tonnes of ore processed per day	6,131	8,912
Average grade of gold processed(1)	0.65	0.72
Average grade of silver processed(1)	35	31
Gold equivalent grade processed(1)	1.20	1.24
Gold ounces produced	7,471	11,558
Silver ounces produced	266,508	382,222
Gold equivalent ounces produced	11,554	18,053
(1) Grams per tonne.

During Q3 2009, the Company placed 564,079 tonnes on the heap leach pad, for an average of 6,131 TPD, representing a 31% decrease compared to Q3 2008 average daily processing rates. This reduction in processed tonnes resulted from the decision made in 2008 to reduce stacking rates to conserve space on the heap leach pad. Late in the quarter the Company finalized the new stacking design and has begun to increase daily stacking tonnages as a result. In addition, the heap leach circuit experienced four days of downtime during the first 4 days of the quarter to upgrade the heap leach conveying system whereby the Company converted to a stacking system that utilizes a new overland conveyer. Subsequent to the upgrade, heap leach ore placed per day increased from 4,101 TPD in July to 7,399 TPD in September, and is expected to reach 10,000 to 12,000 TPD by the end of the fourth quarter.

As of the end of the quarter, the Company had 159,918 tonnes of ore, grading 0.59 gold grams per tonne and 33 silver grams per tonne, stockpiled ahead of the heap leach pad to minimize the potential impact of any open pit production issues in the future. To preserve heap leach pad capacity, a decision was made in the third quarter of 2008 to defer low grade ore for processing at a later date, and as a result, at September 30th the Company had also stockpiled 256,112 tonnes with a gold grade of 0.42 grams per tonne and a silver grade of 18.09 grams per tonne. As a result of the additional capacity and the planned increase in daily stacking rates, this material is classified in current ore inventory and will be placed onto the heap leach pad as capacity becomes available.

OCAMPO CASH COSTS

The Company saw a reduction in cash cost per gold equivalent ounce at the Ocampo mine in the third quarter of 2009, as cash costs of $433 per gold equivalent ounce were achieved, compared to the 2008 third quarter cash cost result of $724. This $291 or 40% favorable change over the prior year quarter was largely as a result of the $148 per gold equivalent ounce charge related to mark-to-market valuation and other inventory adjustments that was recorded in the 3rd quarter of 2008. Ocampo’s 2008 cash costs were also negatively affected by difficulties in reorganizing the underground that resulted in reduced productivity. The 2009 cash cost result of $433 was favorably impacted by the weakened Mexican peso, as the mine’s peso denominated costs translated into fewer US dollars, and by productivity improvements such as higher daily mill tonnage.

The improved cash cost result was partially offset by the unfavorable change in the gold equivalency rate in the third quarter of 2009 as compared to the same period in 2008. The gold equivalency rate increased significantly in the latter half of 2008 as result of the devaluation of the price of silver compared to the price of gold, and has partially recovered during the first nine months of 2009. The gold equivalency rate still remains unfavourable in Q3 2009 at 64:1 versus 59:1 in Q3 2008. An unfavorable gold equivalency rate reduces the Company’s gold equivalent ounces sold, and increases cash costs per gold equivalent ounce accordingly. Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $406 in Q3 2009 compared to $703 in Q3 2008, representing a 42% improvement quarter-over-quarter.

OCAMPO EXPLORATION

The Ocampo Mining district is at a key cross-road in its history. With the open pit mines now operating smoothly, and the underground mine under continuous improvement, the Company can now begin to expand exploration efforts beyond the known core of the district. 2008’s exploration efforts were designed to complete definition drilling on the known deposits, converting a significant portion of probable ore to proven ore. Future exploration has been designed to test new targets beyond the known deposits. Beginning in March of this year, a new initiative was put into place to cover the entire property with systematic high quality geologic mapping and geochemistry to develop new drill targets. This work is planned for completion in 2009, and is expected to lead to a firm commitment to a long-term drill program. To date, the work has identified more than 5 lineal kilometres of vein structures that are outward extensions of the core NE Underground mine that present new exploration potential. Most of these veins are open to expansion to the east underneath post-mineral cover rocks. The geologic mapping completed to date indicates that the Ocampo district appears to be slightly tilted to the NE, with the resulting implication that the favourable mineralized horizon (1,400 – 2,100 metre elevation) should be preserved eastward. Along with this work, detailed geology and compilation of historical work has defined more than 5 lineal kilometres of veining that has not been systematically explored to the NE and Southeast (SE) of the present underground production centre.

11

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

IN-MINE DRILLING

In 2009 the Company launched a drilling program that includes 52,000 metres of surface drilling, 44,000 metres of underground drilling, and 3,000 metres of underground development. The primary goals of the in-pit and near-pit drilling are to convert inferred resources to measured and indicated resources within the existing resource pit limits, and to further define inferred material below and outside the existing resource pit, for potential underground targets. This program is structured with a three phase approach with drilling to proceed over a six month period. The first two phases, targeting inferred material within and at the margins of the current resource pit, comprises approximately 18,000 metres and was completed during the third quarter. The third phase of drilling targeting deeper inferred material is currently underway. Utilizing three diamond drill rigs and two reverse circulation rigs, the surface drilling program completed 8,917 metres of drilling during the quarter. Also during the third quarter, drilling was undertaken on the entire PGR trend, with the focus being Picacho on the south east of the trend and Estrella / Conico on the north west of the trend.

Significant intercepts drilled during the quarter include:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	WIDTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OG-750	PICACHO	73.00	74.00	1.00	0.46	73.00	1.79
OG-752	REFUGIO	153.00	154.50	1.50	2.33	288.36	7.58
OG-752	REFUGIO	295.50	297.00	1.50	1.70	10.56	1.89
OG-754	PDG	258.00	258.50	0.50	0.40	56.00	1.42
OG-755	REFUGIO	158.00	161.70	3.70	2.74	359.77	9.28
OG-756	REFUGIO	90.00	91.50	1.50	2.60	20.04	2.96
OG-756	REFUGIO	103.50	105.00	1.50	1.87	43.19	2.65
OG-760	REFUGIO	6.00	7.50	1.50	0.40	39.21	1.11
OG-762	REFUGIO	133.50	135.00	1.50	0.97	13.00	1.21
OG-762	REFUGIO	138.00	139.50	1.50	2.00	62.00	3.13
OG-762	REFUGIO	156.00	159.00	3.00	0.32	64.50	1.48
OG-764	REFUGIO	228.00	229.50	1.50	2.30	33.00	2.90
OG-767	REFUGIO	46.50	48.00	1.50	0.60	62.82	1.74
OG-772	PICACHO	31.06	32.61	1.55	1.34	1.16	1.36
OG-786	PICACHO	237.50	238.50	1.00	5.19	42.50	5.96
OG-789	PICACHO	116.43	117.95	1.52	0.99	8.00	1.14
OG-792	REFUGIO	76.50	77.50	1.00	0.72	63.00	1.86
OG-795	PICACHO	255.27	261.21	5.94	0.69	62.52	1.79
OG-795	PICACHO	295.74	297.79	2.05	1.13	107.12	3.08
OG-795	PICACHO	298.79	300.29	1.50	0.33	42.33	1.10
OG-798	SUERTE DE LUKAS	69.00	69.70	0.70	2.03	5.00	2.12
OG-801	REFUGIO	107.28	134.35	27.07	1.03	35.00	1.67
OG-801	REFUGIO	134.35	146.10	11.75	1.86	32.00	2.44
OG-803	REFUGIO	93.04	98.65	5.61	0.90	56.14	1.92
OG-803	REFUGIO	158.30	158.80	0.50	1.09	2.00	1.13
OG-803	REFUGIO	179.93	192.12	12.19	1.54	46.97	2.39
OG-804	REFUGIO	136.00	138.00	2.00	3.10	25.15	3.55

Note:

This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures. True widths have not been calculated.

12

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During the quarter, two underground core drills were devoted to the drilling of the Aventurero, Belen, Rosario, Jesus Maria and Santa Eduviges veins. 9,547 metres of drilling were completed during the quarter, the majority of which was in the Santa Eduviges vein (4,706 metres). The Santa Eduviges underground ramp was reopened in the second quarter of this year, and 146 metres of development drifting was undertaken to establish new drill stations for continued drilling on the east end of the vein system. This recent renewed effort has proven to be successful, with significant assay intervals encountered:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	WIDTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OU-546	STA. EDUVIGES	141.0	142.0	1.00	8.66	16	8.95
OU-628	STA. EDUVIGES	100.1	101.1	1.00	2.42	2	2.33
OU-433	STA. EDUVIGES	115.5	117	1.50	1.42	68	2.66
OU-593	STA. EDUVIGES	97.0	99.0	2.00	1.43	53	5.46
OU-578	STA. EDUVIGES	129.0	138.0	9.00	5.97	291	14.57
OU-451	STA. EDUVIGES	82.5	87.0	4.50	1.63	46	1.59
OU-584	STA. EDUVIGES	94.5	95.5	1.00	5.22	14	5.47
OU-453	STA. EDUVIGES	103.5	106.5	3.00	0.37	48	1.06
OU-588	STA. EDUVIGES	108.0	111.0	3.00	2.60	106	5.76
OU-597	STA. EDUVIGES	112.0	119.0	7.00	9.78	52	10.73
OU-604	STA. EDUVIGES	200.65	202.50	1.85	3.12	108	5.03

Note:

This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures. True widths have not been calculated.

At the Jesus Maria vein, encouraging results emerged from a program designed to assess vein potential ahead of existing development. Drilling at Jesus Maria and the parallel structures of San Fernando and Rosario resulted in additional mineralized intercepts (awaiting assays). As a follow-up to these results, the program will test these structures below the deepest mining levels in the area to approximately 1,500 elevation.

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	WIDTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OU-632	JESUS MARIA	324.00	326.70	2.70	3.20	430	10.80
OU-632	JESUS MARIA	243.00	245.50	5.50	0.90	97	3.29
OU-636	JESUS MARIA	310.00	311.60	1.60	1.30	183	4.70
OU-636	JESUS MARIA	339.00	339.60	0.60	1.67	68	2.31

Note:

This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures. True widths have not been calculated.

Horizontal drilling at the Belen target from the 1,625 metre level yielded the following results during the period:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	WIDTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OU-641	BELEN	215.00	210.00	3.00	0.30	15	0.57
OU-645	BELEN	205.00	206.90	1.90	1.90	51	1.10
OU-650	BELEN	105.00	106.1	1.10	0.11	166	3.14
OU-650	BELEN	114.50	120.00	5.50	0.29	47	1.16
OU-651	BELEN	94.00	94.90	0.90	0.90	199	4.52
OU-651	BELEN	107.00	109.70	2.70	0.55	145	3.20

Note:

This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures. True widths have not been calculated.

During the quarter, three jumbo drills were dispatched to the three top-priority exploration drifts, Santa Eduviges (1,860 metre level), Aventurero (1,611 metre level), and San Amado (1,611 metre level). As of the end of the quarter, approximately 53 metres of a planned 250 metres of drifting were completed as part of a program to prove better than 700 metres of strike length in the Santa Eduviges vein system. This drifting is continuing to progress in the fourth quarter, with the mobilization of two additional diamond drill rigs (totalling four) to complete the remaining 11,000 metres of diamond drilling for the year in the area.

13

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SITE EXPLORATION

This quarter’s brownfields exploration program at Ocampo was focused on discovery drilling at the Las Molinas, San Amado, Altagracia, and Santa. Ines exploration targets. Drilling on all four targets has discovered significant mineralization, and as a result, follow-up drilling has been planned at Las Molinas and San Amado for the fourth quarter. The Altagracia and Sta. Ines targets will be drilled further in 2010.

–	Some of the more important exploration targets include:

▪

Seven holes totaling 1,795 metres were completed in the Picacho southeast target area. There are two subparallel mineralized zones extending from the presently planned Picacho Pit that were drilled in the third quarter. Four holes cut significantly anomalous mineralization in these structures, with one narrow but very high grade intercept.

▪

Drilling at Las Molinas has discovered a complex system of mineralized anastomosing veinlets in a geometry that shows potential to develop a small open pit. All but one of the 14 holes completed and assayed during the quarter showed some anomalous gold and silver. Some of this mineralization is open at depth and represents further exploration potential for underground targets. The Company plans to complete definition drilling on this target during the fourth quarter with the intention to define a compliant resource.

▪

Drilling at the San Amado Vein has discovered mineralization. Hole OG-758 contained 0.9 metres grading 5.50 grams per tonne gold and 249 grams per tonne silver, or 10.03 grams per tonne gold equivalent (55:1) and hole OG-771 contained 1.0 metre grading 1.85 grams per tonne gold and 46 grams per tonne silver, or 2.69 grams per tonne gold equivalent (55:1). Two drill intercepts in hole OG-784 cut good grade mineralization, although this is in a complex area of post-mineral faulting and it is unclear if the mineralization is in the San Amado Vein or in some split veins off the San Amado. These include 1.0 metre grading 6.43 grams per tonne gold and 58 grams per tonne silver, or 7.48 grams per tonne gold equivalent (55:1) and a deeper intercept of 0.5 metres grading 3.10 grams per tonne gold and 282 grams per tonne silver, or 8.23 gold equivalent (55:1). An unusually high-grade intercept was cut in hole OG-797 that cut a narrow interval of 0.5 metres grading 318.00 grams per tonne gold and 1,028 grams per tonne silver, or 336.68 grams per tonne gold equivalent (55:1). This drilling, along with past drilling in 2008, suggests the potential for an ore shoot with dimensions are on the order of 300 metres horizontal and 300 metres vertical, with widths ranging from 0.5 to 1.5 metres on the San Amado Vein and also potential mineralization on hanging-wall splits. A nearby vein, La Leona, has also shown significant mineralization. The Company plans to continue drilling on this prospect during the fourth quarter to better define these veins.

▪

Drilling at Altagracia continued to discover potentially economic grades of mineralization. The two most notable intercepts this quarter were hole OG-745 with 3.1 metres grading 15.77 grams per tonne gold and 26 grams per tonne silver, or 16.25 grams per tonne gold equivalent (55:1), and hole OG-746 with 1.5 metres grading 8.54 grams per tonne gold and 0.0 grams per tonne Ag, or 8.54 grams per tonne gold equivalent (55:1). The Altagracia target is mostly gold-dominant mineralization with low silver to gold ratios, although there have been some exceptions. This is a complex target, and drilling has been suspended so that a better geologic model can be prepared before drilling further on these discoveries in 2010.

–

During the third quarter, the Company’s Ocampo exploration team continued to expand the geologic mapping and geochemical surveys over the entire property position. Careful geologic mapping is the most direct and cost-efficient exploration method in the Ocampo district, and the Company continues to emphasize this part of the program. A large geochemical grid on the northern Cerro Colorado target area has not produced a viable drill target to date, but has provided encouragement for follow-up geochemistry and fieldwork.

–

The Company was running between one and four drill rigs for the brownfields exploration drill program during the quarter, completing 9,903 metres of drilling during the third quarter for a total of 16,957 metres over 71 drill holes year to date. This represents 87% of the planned exploration program. The drilling has discovered significant mineralization in Las Molinas, San Amado, Altagracia, Picacho southeast, and the Santa Ines targets. The metres drilled for the year, per target, is outlined below along with the significant intercepts drilled to date.

TARGET	HOLES	METRES
PICACHO	7	1,794.9
ALTAGRACIA	21	5,294.8
LAS MOLINAS	17	3,468.9
SAN AMADO	15	3,901.7
BELEN	7	1,521.8
SANTA INES	4	947.7

14

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SIGNIFICANT INTERCEPTS

							GOLD
							EQUIVALENT
HOLE	VEIN	FROM	TO	WIDTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OG-597	ALTAGRACIA	71.0	72.1	1.1	1.17	36	1.82
OG-597	ALTAGRACIA	142.0	151.0	9.0	11.81	94	13.51
OG-680	ALTAGRACIA	323.0	333.4	10.4	3.01	241	7.38
OG-745	ALTAGRACIA	14.8	17.8	3.0	15.77	26	16.25
OG-746	ALTAGRACIA	145.5	147.0	1.5	8.54	0	8.54
OG-781	ALTAGRACIA	307.8	310.8	3.0	0.00	241	4.38
OG-766	STA INES	87.5	89.0	1.5	0.00	356	6.47
OG-731	BELEN	47.3	49.3	2.0	1.87	277	6.89
OG-748	LAS MOLINAS	76.0	79.0	3.0	1.97	33	2.56
OG-751	LAS MOLINAS	106.0	111.0	5.0	6.72	110	8.72
OG-765	LAS MOLINAS	111.0	114.0	3.0	0.73	43	1.52
OG-768	LAS MOLINAS	149.0	150.0	1.0	0.51	64	1.67
OG-768	LAS MOLINAS	265.0	269.0	4.0	0.48	81	1.95
OG-681	PICACHO	22.5	27.0	4.5	0.65	49	1.53
OG-690	PICACHO	19.5	21.0	1.5	12.07	1193	33.73
OG-750	PICACHO	73.0	74.0	1.0	0.46	73	1.79
OG-758	SAN AMADO	303.2	304.0	0.9	5.50	249	10.03
OG-771	SAN AMADO	294.0	295.0	1.0	1.85	46	2.69
OG-784	SAN AMADO	165.0	166.0	1.0	6.43	58	7.48
OG-784	SAN AMADO	212.0	212.5	0.5	3.10	282	8.23
OG-784	SAN AMADO	231.0	231.5	0.5	0.00	221	4.02
OG-784	LA LEONA	108.7	112.5	3.8	1.58	22	1.98
OG-787	SAN AMADO ALTO	147.7	149.7	2.0	10.05	124	12.30
OG-787	SAN AMADO ALTO	149.7	153.9	4.2	0.49	18	0.81
OG-797	LA LEONA	8.2	14.3	6.1	0.31	25	0.77
OG-797	LA LEONA	14.3	18.8	4.5	14.15	193	17.65
OG-797	LA LEONA BAJA	44.9	46.4	1.5	2.07	12	2.27
OG-797	SAN AMADO ALTO	227.6	228.1	0.5	318.00	1028	336.68
OG-797	SAN AMADO	331.9	334.9	3.0	2.72	5	2.81

Note: This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All samples were performed by Chemex Laboratories, based in Vancouver, British Columbia using standard fire assay procedures, with the exception of drill hole OG-690 which was performed by the Ocampo Mine Lab using standard fire assay procedures. Estimates of true widths of vein structures are subject to substantial interpretation and are provided as a guide only.

For the remainder of the year the Company’s priorities for Ocampo Exploration are:

–	Drilling an additional 7,000 metres on the San Amado and parallel veins system;

–	Drilling an additional 3,000 metres on the Las Molinas discovery;

–	Drilling an additional 1,100 metres on the Picacho southeast discovery;

–	Drilling an additional 1,600 metres on the Sta. Librada target on the south side of the property; and

–	Complete additional geologic modeling of the Picacho Pit and Picacho southeast extension.
15

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – EL CUBO MINE

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a world class mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine which is owned by the Company, and the Las Torres Complex which is leased from Industrias Peñoles, S.A.B. de C.V.

EL CUBO UNDERGROUND AND MILLING OPERATIONS

	QUARTER ENDED	QUARTER ENDED
	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008
Tonnes of ore mined	141,781	140,212
Tonnes of ore mined per day	1,541	1,524
Total tonnes of ore processed	144,206	141,819
Total tonnes of ore processed per day	1,567	1,542
Average grade of gold processed(1)	1.79	1.98
Average grade of silver processed(1)	80	96
Gold equivalent grade processed(1)	3.04	3.59
Gold ounces produced	7,392	8,042
Silver ounces produced	317,380	383,834
Gold equivalent ounces produced	12,228	14,605
(1) Grams per tonne

The Company mined 141,781 tonnes of ore at the El Cubo mine in the third quarter of 2009, which is consistent with ore processed in Q3 2008. The mine experienced a seven week union strike during the second quarter of 2009, with scaled-back operations resuming on June 21st. As a result, production in July was below budget as the mine ramped-up to normal operations, equipment was re-deployed to the underground, and the workforce adjusted to the new seven-day continuous work schedule. The seven-day work week adopted by the union is expected to have a favourable impact on productivity at the El Cubo mine in the coming quarters, as seen in October where the mining rate was 1,756 TPD, or 8% higher than the Q1 daily production rate.

EL CUBO CASH COSTS

Cash costs per gold equivalent ounce at the El Cubo mine decreased in the quarter as cash costs of $692 per gold equivalent ounce were achieved, compared to cash costs of $853 in the third quarter of 2008. Cash costs were reduced quarter over quarter due to the weakened Mexican peso that caused peso denominated costs to translate to fewer US dollars, and improved productivities achieved during the third quarter of 2009. Despite the favorable variance year-over-year, El Cubo’s cash costs were negatively affected in the quarter by the union strike that occurred in the second quarter. The mine incurred higher costs in Q3 related to ramping up production back up to pre-strike levels, bringing equipment and workers back to the mine, and adjusting to the new seven-day work schedule.

The favorable year-over-year variance was partially offset by the increase in the gold equivalency rate in the third quarter of 2009 as compared to the same period in 2008. The gold equivalency rate increased significantly in the latter half of 2008 as result of the devaluation of the price of silver compared to the price of gold resulting in a silver-to-gold ratio of 64:1 in Q3 2009 versus 59:1 in Q3 2008. This unfavorable gold equivalency rate reduces the Company’s gold equivalent ounces sold, and increases cash costs per gold equivalent ounce accordingly. Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $649 in Q3 2009 compared to $830 in Q3 2008, a 21% decrease quarter-over-quarter.

16

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CUBO EXPLORATION

During the third quarter, the Company initiated surface drilling on one of sixteen new exploration target areas, the Dolores southeast vein extension and the Capulin structure. The Capulin Fault was previously considered a post-mineral fault, but the Company’s work has now shown this to be a mineralized fault structure with wide zones of alteration and mineralization. As of the end of the quarter, six holes totaling 941.9 metres had been completed in this target area. By early in Q4 the Company had completed and received assays on nine holes, of which six show potentially economic intercepts, as displayed on the following table:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	WIDTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
C-475	DOLORES	103.3	105.1	1.8	0.67	27	1.16
C-476	DOLORES	129.2	130.2	1.0	1.20	21	1.58
C-476	DOLORES	130.2	131.4	1.2	4.90	127	7.21
C-476	DOLORES	137.0	137.7	0.7	2.77	41	3.51
C-477	DOLORES	155.0	156.1	1.1	1.05	50	1.96
C-478	DOLORES	106.6	111.9	5.3	3.54	335	9.63
C-479	DOLORES	171.1	172.6	1.5	1.00	215	4.91
C-481	CAPULIN	157.0	173.6	16.6	0.67	47	1.52
C-481	CAPULIN	173.6	185.8	12.2	1.68	192	5.17
C-482	CAPULIN	122.9	128.1	5.2	2.08	113	4.13
C-483	CAPULIN	132.7	136.3	3.6	2.41	252	6.99

Note:

This exploration information has been reviewed by Qualified Person, Mr. Glenn Clarke. All samples were performed by either the El Cubo Mine Laboratory or by SGS Laboratories in Durango, Mexico, using standard fire assay procedures.

Of particular note were the results from hole C-481 in the Capulin structure, which intercepted 28.8 metres of 3.07 gold equivalent grams per tonne, just over 100 metres below surface. This new discovery appears to have potential for either bulk-mineable underground mining methods or possibly open pit mining and will be offset by further drilling.

For the remainder of 2009 the Company plans to complete 600 metres of drifting on the Villalpando and La Loca NW targets, 2,800 metres of underground drilling on the La Loca NW and Chuca Loca veins, 1,600 metres of drilling on the Phoenix target, and to complete another 1,200 metres of drilling on the Dolores SE Vein. The Company has an active program of geologic mapping and geochemical sampling in place as well that will be used to guide a much larger drilling program in 2010.

GUADALUPE Y CALVO EXPLORATION PROJECT

During the third quarter, the Company discovered stream-sediment geochemical anomalies near the NW portion of the Guadalupe y Calvo property, so the Company submitted an application to register an additional 36,750 hectares covering potential extensions to this system. This concession was surveyed and filed with the mining department during the quarter. Subsequently, the Company conducted fieldwork based on the stream-sediment anomaly and discovered a large zone, approximately 300 by 800 metres, of weak stockwork quartz veining in a granodiorite that has locally anomalous gold and silver. Initial hand trenching in this target showed a best value of 1.5 metres grading 3.24 grams per tonne gold equivalent (55:1), but with the surrounding 18 metres grading 0.35 gram per tonne gold equivalent. The Company plans to follow up this discovery with further rock-chip, soils, and trenching geochemistry.

CONSOLIDATED EXPENSES
(in thousands)
	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008
		(RESTATED(1))		(RESTATED(1))
General and administrative	$13,900	$8,177	$29,824	$20,771
Amortization and depletion	$11,488	$11,591	$31,328	$31,376
(1) See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico. General and administrative costs increased by $5.7 million in the quarter when compared to the third quarter of 2008 primarily due to accrued severance costs related to the retirement of the Company’s President and Chairman. General and administrative costs increased in the first nine months of 2009 by $9.1 million compared to the first nine months of 2008. The increase in costs is primarily due to the severance costs previously mentioned and higher performance-based and share-based compensation costs in the first and second quarters of 2009 resulting from the 2008 incentive program.

17

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Amortization and depletion, which primarily relates to mining activities, was $11.5 million for the third quarter of 2009 compared to $11.6 million in the third quarter of 2008, and $31.4 million year-to-date in 2009 versus $31.4 million year-to-date in 2008. This expense was consistent with the prior year as increased book values of property, plant and equipment, due to capital expenditures during the year, was offset by lower production in 2009. In addition, straight-line amortization continues to be recorded for all on-site property, plant and equipment which results in this expense being relatively consistent quarter over quarter.

CONSOLIDATED OTHER INCOME / (EXPENSE)

(in thousands)
	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008
		(RESTATED(1))		(RESTATED(1))
Interest on long-term debt	($559)	($241)	($2,467)	($1,158)
Foreign exchange (loss) / gain	($4,453)	$5,252	($9,548)	$2,176
Interest and other income	$111	$64	$500	$237
(1) See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

Interest on long-term debt increased by $0.3 million in Q3 2009 compared to Q3 2008, and by $1.3 million year-to-date compared to the same period in 2008, primarily as a result of higher borrowing costs experienced during 2009 versus 2008, and the amortization of transaction costs incurred on the renegotiation of the Company’s credit facility in the fourth quarter of 2008. When the credit facility was renegotiated in November of 2008, applicable interest rates under the renewed facility were higher than under the one previously negotiated in November of 2007. This was a reflection of the financial distress in the debt markets at the point of renegotiation and has led to higher interest expense in the first nine months of 2009.

Foreign exchange gains and losses changed by $9.7 million, from a gain of $5.3 million in Q3 2008 to a loss of $4.5 million in Q3 2009, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. Both the Canadian dollar and Mexican peso declined in value versus the US dollar in the third quarter of 2008, causing foreign exchange gains on the translation of net monetary liabilities, whereas in Q3 2009, the Canadian dollar strengthened significantly causing foreign exchange losses. Year-to-date foreign exchange gains and losses changed by $11.7 million, from a gain of $2.2 million to a loss of $9.5 million in 2009, due to the significant devaluation of the Canadian dollar that occurred in the first nine months of 2008 versus the significant appreciation in the Canadian dollar that was experienced in the same period in 2009. Volatility in the Mexican peso and Canadian dollar exchange rates has caused continued foreign exchange fluctuations, primarily as a result of the Company’s future income tax liabilities which are denominated in Canadian dollars and Mexican pesos and that are translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses as a result of changes in the Canadian dollar and the Mexican peso versus the US dollar.

The Company earned interest on short-term investments and other income of $0.1 million during Q3 2009 and $0.5 million during the first nine months of 2009, both of which have increased over the comparative periods in 2008 due to the Company maintaining a higher average cash balance year-to-date.

CONSOLIDATED INCOME TAX EXPENSE

During the quarter ending September 30, 2009, the Company incurred current tax expense of $1.0 million and had a future income tax recovery of $1.0 million, versus current tax recovery of $1.0 million and future tax recovery of $4.7 million in Q3 2008. Year-to-date, current tax expense increased by $0.4 million to $2.8 million and future income tax increased by $5.0 million to $3.3 million, when compared to the same period in the prior year. These quarterly and year-to-date increases in future and current income tax expense are primarily a result of the impact of the Mexican Single Rate Tax on the Company’s Mexican subsidiaries. Under this tax regime, the Company’s Mexican subsidiaries pay a 17.5% tax (with lower transitional rates for 2008 and 2009) on the Company’s revenues less certain deductions, all determined on a cash basis. The Company pays the Single Rate Tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. During the nine months ended September 30, 2009, the Company was subject to the Single Rate Tax.

18

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION
(in thousands)
	AS AT	AS AT
	SEPTEMBER 30, 2009	DECEMBER 31, 2008
		(RESTATED(1))
Current assets	$99,780	$79,469	Current assets have increased as a result of improved cash balances resulting from increased operating cash flow, proceeds received in sale-leaseback transactions, and proceeds received upon the exercise of stock options during the first nine months of 2009. Current assets have also increased as a result of higher ore in process inventory balances.
Long-term assets	730,836	715,709	Long-term assets increased in the first nine months of 2009 as a result of capital expenditures partially offset by amortization and depletion.
Total assets	$830,616	$795,178
Total current liabilities	$69,439	$61,318	Current liabilities have increased due to an increase in payables and accruals.
Total long-term liabilities	108,085	95,250	Long-term liabilities have increased due to increased capital lease obligations and an increase in future income tax differences.
Total liabilities	$177,524	$156,568
Shareholders’ equity	$653,092	$638,610	Shareholders’ equity increased due to exercises of stock options which increased the capital stock balance, partially offset by net losses year to date.
(1) See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

IMPACT OF KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The price of gold and silver is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. In the third quarter of 2009, the price of gold experienced some volatility, averaging $960 per ounce, with daily spot price closings between $908 and $1,018 per ounce. The price of silver also fluctuated in the third quarter of 2009, averaging $14.70 per ounce, and closing between $12.47 and $17.38 per ounce.

Like many corporations worldwide, the Company experienced challenges in the second half of 2008 and into 2009 as a result of the significant economic downturn and financial uncertainty that followed the decrease in bank liquidity and resulting credit crisis. Although gold and silver prices have improved in the first nine months of 2009 and despite signs of economic recovery, the Company continues to consider market conditions to be unsettled. In response to uncertain market conditions, the Company undertook a number of initiatives in late 2008 early 2009 to contain costs and prioritize and delay capital expenditures until global economic markets fully stabilize. In addition, in October 2009 the Company completed a $115 million equity issuance primarily to assist in funding expanded exploration programs at the Company’s operating mines and the Guadalupe y Calvo exploration property.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at September 30, 2009 was $12.3 million, a significant increase over the balance as at the end of 2008 of $3.3 million. Factors that can impact the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs and exploration expenditures, and currencies.

CASH FLOW
(in thousands)
	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008
Cash flow from operating activities	$13,875	$7,071	$46,621	$45,968
Cash flow used in investing activities	(8,735)	(16,880)	(37,146)	(51,013)
Cash flow (used in) / from financing activities	(14,804)	6,396	(446)	6,138
(Decrease) / increase in cash and cash equivalents	(9,664)	(3,413)	9,029	1,093
Cash and cash equivalents, beginning of period	21,951	8,215	3,258	3,709
Cash and cash equivalents, end of period	$12,287	$4,802	$12,287	$4,802

19

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating activities contributed $13.9 million during the third quarter of 2009 compared to the same period in 2008, when operating activities contributed cash flows of $7.1 million. This increase in operating cash flow resulted from decreased production costs of $18.6 million, combined with lower cash payments when compared to the prior quarter, related to the timing of amounts payable by the Company. Year-to-date operating cash flow was relatively consistent year-over-year with the weakening of the silver price and declines in metal production offsetting an increase in net working capital.

Investing activities for the quarter ended September 30, 2009 used cash of $8.7 million, or $8.2 million less than the $16.9 million used in Q3 2008, largely because capital expenditures in Q3 2009 were offset by the proceeds received on the sale of equipment which was subsequently leased back. Current quarter expenditures were largely for the purpose of the Ocampo phase III mill expansion, development in the Ocampo underground, exploration drilling, and capitalized stripping activities in the Ocampo open pit. As of September 30, 2009 the Company had committed to purchase $0.8 million in property, plant and equipment that will be financed by operating cash flow, and will be delivered throughout the fourth quarter of 2009. Year-to-date cash used in investing activities declined by $13.9 million year-over-year due to the $17.2 million in proceeds received in the first and third quarters upon the sale of equipment that was subsequently leased back, offset by increased capital expenditures in 2009.

Financing activities for Q3 2009 used cash of $14.8 million compared to 2008, when financing activities contributed $6.4 million. This $21.2 million decrease in cash flow from financing activities resulted from increased net debt repayments in Q3 2009, and $3.0 million decrease in the proceeds received on the exercise of stock options. Year-to-date cash used in financing activities was $0.4 million, a $6.6 million change compared to the prior year when financing activities contributed $6.1 million. This decreased cash flow was predominantly due to increased net debt repayments year-over-year, offset by higher proceeds received on the exercise of stock options in 2009.

CREDIT FACILITY

On November 28, 2008, the terms of the Company’s $60 million revolving credit facility with a lending syndicate comprised of the Bank of Nova Scotia and the Bank of Montreal were revised and extended. Under the terms of the revised agreement, the Company has access to a $50 million credit facility comprised of a $30 million non-revolving term credit facility and a $20 million revolving term credit facility. The non-revolving facility is repayable in installments ending on December 31, 2009 while the revolving facility matures on November 27, 2009 and may be renewed at the sole discretion of the lenders. As at September 30, 2009, the Company had a balance of $7.5 million outstanding on the non-revolving facility, had withdrawn $18.9 million against the revolving facility, and had a $1 million letter of credit against the revolving facility, for a total of $27.4 million outstanding.

On November 5, 2009, the Company renegotiated the facility with the Bank of Nova Scotia in advance of its upcoming expiry. The revised agreement provides for a $30 million revolving facility, which may be increased to $50 million, provided that the Bank of Nova Scotia’s exposure does not exceed $30 million. The revised agreement expires 24 months from the date of closing, and contains various operational and financial covenants.

LIQUIDITY OUTLOOK

Improving the Company’s liquidity position is a key focus in 2009. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold and silver.

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Due to the current economic environment and fluctuating commodity prices, the Company is highly focused on preserving cash and identifying sources of cash inflows. In an effort to preserve cash, the Company has reduced capital expenditures and operating costs where appropriate.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, seeking flexibility in financing arrangements, and expects to build and maintain a cash reserve in 2009. During the first nine months of 2009, management undertook various initiatives to manage operating and liquidity risks, taking into account the current economic conditions, including:

–

Continued implementation of cost reduction initiatives, including employee and contractor reductions at the Ocampo and El Cubo mines, renegotiation of key supplier contracts, and more rigorous cost management through improved approval processes;

–	Negotiating the sale of certain pieces of equipment and subsequently leasing them back; and

–	Actively managing the Company’s working capital by ensuring sufficient cash is available to support management objectives, while continuing to meet obligations.

20

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, subsequent to the third quarter, the Company completed a public offering of 12,926,000 common shares at a price of $8.90 per common share. The gross proceeds of over $115 million will be used to fund expanded exploration programs at the Ocampo and El Cubo mine sites, the advancement of the Guadalupe y Calvo project, debt repayments, greenfields exploration, and general corporate purposes. During the third quarter of 2009, the Company’s capital expenditures exceeded operating cash flow by $4.6 million. The extent of cash flows generated from operations will vary depending on the prices of gold and silver, fluctuations in the Mexican peso, and total production. As at September 30, 2009, the Company had a balance of $12.3 million in cash and cash equivalents.

The Company has total commitments relating to future capital expenditures of $1.8 million as at November 10, 2009.

The Company always attempts to target the best sources of funding to supplement operating cash flows and finance the Company’s development, while optimizing the Company’s capital structure through the appropriate mix of capital. The proceeds from the October 2009 equity issuance, combined with continuing operational improvements at Ocampo and solid contributions from El Cubo, are expected to strengthen the Company’s balance sheet and liquidity position. In today’s metal price environment, the Company anticipates that funding from existing cash reserves and operating cash flows should be sufficient to fund the Company’s anticipated working capital requirements, growth plans and debt repayments in 2009.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at September 30, 2009 is summarized as follows:

(in thousands)

	TOTAL	LESS THAN 1	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	GREATER THAN 5
		YEAR				YEARS
Payables and accruals	$38,119	$38,119	$-	$-	$-	$-
Long-term debt	26,439	26,439	-	-	-	-
Interest on long-term debt	180	180	-	-	-	-
Capital leases	14,279	5,232	9,048	-	-	-
Long-term obligation	5,343	763	1,527	763	763	1,527
Future purchase commitments	776	776	-	-	-	-
Total	$85,136	$71,509	$10,575	$763	$763	$1,527

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at September 30, 2009:
	SEPTEMBER 30, 2009	DECEMBER 31, 2008
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	124,116,740	120,040,768

At November 12, 2009, the Company had common shares outstanding of 137,107,250, and stock options outstanding of 5,599,105.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

21

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL INSTRUMENTS AND HEDGING

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. Gammon’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties below.

As at September 30, 2009, the Company held option contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company has the right to purchase Mexican pesos amounting to $3,000 USD at a strike price of 14 pesos to 1 US dollar. These currency hedges have been accounted for as cash flow hedges of salary and benefit costs denominated in Mexican pesos and settle at various dates between October 1, 2009 and December 31, 2009. These contracts had a fair value of $184 at June 30, 2009 and $120 at September 30, 2009, with the difference of ($64) recognized in Accumulated Other Comprehensive Income (AOCI). Upon exercise or expiry of an option, the cumulative gain or loss within AOCI will be reclassified to inventory to be recognized in income at the same time as the related production cost. Options exercised during the three months ended September 30, 2009 resulted in a $10 reclassification to net earnings from AOCI and increased inventories by $34.

The fair value of these options was determined by the use of an option-pricing model using observable market assumptions. The Company did not make any significant assumptions when determining the fair value of the remaining options at September 30, 2009.

TRANSACTIONS WITH RELATED PARTIES

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

(in thousands)
	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008
Production costs – labour(1)	$7,540	$8,355	$24,182	$26,007
Mining interests – labour(1)	$2,099	$319	$4,601	$1,011
Production costs – mine consumables(2)	$2,608	$6,704	$11,254	$11,166
Capital assets(3)	-	$94	-	$94

(1)

The Company pays a third party company owned by the brother of Mr. Fred George, a director of the Company, for the provision of workers in Mexico at cost plus 8-10%. Effective October 1, 2009 the related contracts were re-negotiated, and as a result workers will now be provided at cost plus 6-8%.

(2)

The Company pays two third party companies owned by the father of Mr. Canek Rangel, a director of the Company, for the provision of lubricant and fuel. The Company is confident these costs are at fair market value as the prices of these consumables are regulated in Mexico.

(3)

The Company paid Mr. Canek Rangel or a third party company related to Mr. Rangel, a director of the Company, for the provision and construction of production and support facilities, and mineral properties. The Company believes these costs were at fair market value.

During the month of September 2009, the Company announced the retirement of Mr. Fred George and the resignation of Mr. Canek Rangel as members of the Board of Directors of the Company. As a result, these individuals will no longer be considered related parties of the Company and the above transactions will no longer be considered related party transactions.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company.

22

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

The following provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)

	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008
		(RESTATED(3))		(RESTATED(3))
Production costs per financial statements	$23,845	$42,440	$69,391	$103,130
Refining costs per financial statements	790	361	2,147	1,154
Less: Costs incurred during union strike	-	-	(1,905)	-
Total cash costs	$24,635	$42,801	$69,633	$104,284
Divided by gold equivalent ounces sold(1)	49,305	56,573	148,391	184,366
Total cash cost per gold equivalent ounce	$500	$757	$469	$566
Total cash costs (per above)	$24,635	$42,801	$69,633	$104,284
Less: Silver revenue (see below)	(18,926)	(19,360)	(50,290)	(67,342)
	$5,709	$23,441	$19,343	$36,942
Divided by gold ounces sold	29,858	33,914	94,754	109,642
Total cash cost per gold ounce(2)	$191	$691	$204	$337
Average realized silver price	$15.15	$14.46	$13.83	$16.54
Multiplied by silver ounces sold	1,249,252	1,338,864	3,637,073	4,072,221
Silver revenue	$18,926	$19,360	$50,290	$67,342

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.
(3)	See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for Management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008	SEPTEMBER 30, 2009	SEPTEMBER 30, 2008
Cash flows from operating activities	$13,875	$7,071	$46,621	$45,968
Less: Capital expenditures	(18,463)	(17,424)	(54,216)	(50,430)
Net free cash flow	($4,588)	($10,353)	($7,595)	($4,462)

23

2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to Gammon. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form which is available on the Company’s website at www.gammongold.com or on SEDAR at www.sedar.com.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and to expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization could be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company is required to maintain effective internal control over financial reporting under the Sarbanes-Oxley Act of 2002 and related regulations. Any material weakness in internal control over financial reporting that needs to be addressed, disclosure of management’s assessment of our internal control over financial reporting, or disclosure of the public accounting firm’s report on internal control over financial reporting that reports a material weakness in internal control over financial reporting may reduce the price of the Company’s common shares. In connection with the audit of the consolidated financial statements for the year ended December 31, 2008, the Company and its independent registered public accounting firm identified a deficiency in internal control over financial reporting that was a “material weakness” as defined by standards established by the Public Company Accounting Oversight Board. The deficiency resulted in the correction of the translation of certain foreign currency balances into United States dollars and the reversal of previously recorded net realizable value adjustments on inventory balances. The Company has restated its consolidated financial statements for the year ended December 31, 2008 to correct the accounting treatment for these items. However, there can be no assurance that the Company’s remediation of internal control over financial reporting relating to the identified material weakness will re-establish the effectiveness of internal control over financial reporting or that the Company will not be subject to material weaknesses in the future.

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2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

The Company restated its consolidated financial statements and other financial information for the year ended December 31, 2008 with respect to the foreign currency translation of certain balances into United States dollars and the reversal of previously recorded net realizable value adjustments on inventory balances. The restatement of prior financial statements may expose the Company to risks associated with litigation, regulatory proceedings and government enforcement actions, including the risk that the SEC may disagree with the manner in which the Company has accounted for and reported the financial impact.

FOREIGN OPERATIONS

All of the Company’s property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Company’s projects are located) to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

ENVIRONMENTAL LAWS AND REGULATIONS

The Company’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

UNCERTAINTY OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

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2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMODITY PRICE RISK

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The price of gold and silver has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At September 30, 2009, the Company had $26.4 million of variable rate debt which carries an interest rate of LIBOR plus 4.25% for LIBOR loans, prime rate plus 3.25% for one-month BA Schedule I rate plus 4.25% for Prime Rate Loans, or Alternate Base Rate Canada plus 3.25% or one-month LIBOR plus 4.25% for Base Rate Canada Loans. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

FOREIGN CURRENCY EXCHANGE RATE RISK

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company manages its exposure to currency fluctuations in the manner described in the Financial Instruments and Hedging section on page 22.

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

HEDGING ACTIVITIES

The Company may from time to time employ hedge (or derivative) products in respect of commodities, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. During 2009, the Company entered into foreign currency option contracts to manage foreign currency exchange rate risk, as described in the Financial Instruments and Hedging section on page 22.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk. For derivatives, credit risk is created when the fair value is positive. When the fair value of a derivative is negative, no credit risk is assumed. The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties. For hedging activities, market risk is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

CHANGES IN ACCOUNTING POLICIES

(i) EIC-174, Mining Exploration Costs

Effective March 27, 2009, the Company adopted EIC 174, Mining Exploration Costs. This abstract provides additional guidance on determining when exploration costs related to mining properties can be capitalized as well as clarification on impairment indicators for exploration costs that have previously been capitalized. This abstract did not have any effect on the Company’s financial results.

(ii) Section 3064, Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This new standard did not have any effect on the Company’s financial results.

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2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(iii) EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This abstract requires that credit risk be taken into account in determining the fair value of financial instruments and financial liabilities, including derivative instruments. This new standard did not have any effect on the Company’s financial results.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i) Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

(ii) Section 3862, Financial Instruments – Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. These amendments are effective for the Company on December 31, 2009.

(iii) International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company has developed a three phase changeover plan to adopt IFRS by 2011 as follows:

–

Phase 1 – Scope and Plan: This first phase involves the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company.

–	Phase 2 – Design and Build: The second phase includes the detailed review, documentation and selection accounting policy choices relating to each IFRS standard. This phase will also include assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting, and disclosure controls. In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered, and draft financial statements and note disclosures will be prepared.

–	Phase 3 – Implement and Review: The final phase involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation and testing of new processes, systems and controls, and the execution of detailed training where required.

As at December 31, 2008, the first phase of the Company’s IFRS project was completed. An IFRS implementation team has been created, and third party advisors have been engaged to assist in this project. The Company determined that the most significant impact of the IFRS conversion will be the implementation of International Accounting Standard 16 – Property, Plant and Equipment (IAS 16). This standard requires the componentization of the Company’s fixed assets where the useful lives of components are different than the overall asset. In addition, the International Accounting Standards Board currently has an Extractive Activities project underway to develop accounting standards for extractive activities. It is expected that a formal discussion paper will be released in early 2010, and that final standards will not be issued until after the Company implements IFRS in 2011. Therefore, the Company’s accounting policies specific to mining and related activities may be impacted once final IFRS standards are released on this topic, subsequent to IFRS adoption. At this time, the impact on the Company’s financial position and results of operation is not reasonably determinable or estimable for any of the IFRS conversion impacts identified.

The Company is in the second phase of the project, and is currently evaluating the specific impacts of IFRS, and developing recommendations and accounting policies. The preliminary timeline is to complete the second phase of the project during 2009 and the third phase during the first half of 2010.

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2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUBSEQUENT EVENTS

On October 22, 2009, following an underwriting agreement with a syndicate of underwriters, the Company issued 12,926,000 common shares, including the over-allotment option, at a price of $8.90 per common share, for gross proceeds of $115 million (net proceeds of approximately $109 million).

On October 29, 2009, the Company made a payment of $7.758 million (Canadian dollars) related to severance costs owing upon the retirement of the Company’s President and Chairman. This amount was included in payables and accruals as at September 30, 2009.

On November 5, 2009, the Company renegotiated its credit facility with the Bank of Nova Scotia in advance of its upcoming expiry. The revised agreement provides for a $30 million revolving facility, which may be increased to $50 million, provided that the Bank of Nova Scotia’s exposure does not exceed $30 million. The revised agreement expires 24 months from the date of closing, and contains various operational and financial covenants.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

(i) Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii) Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserve and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve and resources estimates to substantially change from period to period. Actual production could differ from expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold prices.

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2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Effective April 1, 2008, the Company changed its estimate of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Previously, the Company estimated the useful life based on proven and probable reserves to be mined. During the second quarter, the Company reviewed the appropriateness of its current estimate, and determined that based on the characteristics of the current reserves and resources at Ocampo and El Cubo, the estimated useful life is more accurately reflected by proven and probable reserves and the portion of mineralization expected to be classified as reserves. Consistent with Section 1506, Accounting Changes, the change in estimate was applied prospectively.

(iii) Goodwill and long-lived assets

Goodwill is not amortized and is assessed for impairment at the reporting unit level on at least an annual basis. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, a potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit’s goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic factors. A substantial change in estimated undiscounted future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment.

(iv) Post-employment and post-retirement benefits

Certain estimates and assumptions are used in actuarially determining the Company’s defined pension and employee future benefit obligations. Significant assumptions used to calculate the pension and employee future benefit obligations are the discount rate and long-term compensation rate. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense.

(v) Future income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in the financial statements. Changes in future tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each future tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to future tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If it is determined that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance is recorded. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period.

(vi) Asset retirement obligations

Asset retirement obligations (“AROs”) arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of an ARO in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

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2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 20 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

CONTROLS AND PROCEDURES

(i) Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2008 an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2008.

In connection with the restatement of the December 31, 2008 financial statements, management, with the participation of the Chief Executive Officer and the Chief Financial Officer, re-evaluated the effectiveness of disclosure controls and procedures. Based on the reassessment, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2008, the Company’s disclosure controls and procedures were not effective because of the material weakness in internal controls over financial reporting described below.

As of September 30, 2009, management concluded that the previously reported material weakness no longer exists and that the Company’s disclosure controls and procedures were effective.

(ii) Management’s Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Management is furthermore responsible for the evaluation of the effectiveness of internal control over financial reporting for the year ended December 31, 2008. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of December 31, 2008, management evaluated the effectiveness of the Company's internal control over financial reporting. In making this evaluation, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Gammon’s management assessment, management concluded that the Company’s design and operating effectiveness of internal control over financial reporting was effective as at December 31, 2008. No material weaknesses were identified by management during this evaluation. However, during the preparation of the June 30, 2009 interim financial statements, the Company determined that a restatement of its previously issued financial statements was necessary. As a result of the financial statement restatement, the Company reassessed its internal control over financial reporting and determined that a material weakness existed at December 31, 2008.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in internal control over financial reporting as of December 31, 2008 existed as management did not maintain effective monitoring controls and procedures over the foreign currency translation of selected accounts or the recognition of net realizable value adjustments on inventory balances. Specifically, management did not maintain effective monitoring controls and procedures to provide reasonable assurance that inventory balances were translated in accordance with GAAP, or that previously recognized net realizable value adjustments were reversed as required upon initial adoption of Section 3031, Inventories. The material weakness resulted in the restatement of the Company’s previously issued consolidated financial statements as of December 31, 2008 to correct reported inventories, deficit, production costs, amortization and depletion, foreign exchange gains, and future income tax expense in such consolidated financial statements.

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2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of the aforementioned material weakness as of December 31, 2008, management made changes in internal controls over financial reporting during the third quarter of 2009. Details of this material change are described below under “Change in Internal Control over Financial Reporting”. Management has concluded that, as of September 30, 2009, the Company’s internal control over financial reporting was effective.

KPMG LLP, an independent registered public accounting firm audited the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008.

(iii) Change in Internal Control over Financial Reporting

In response to the material weakness mentioned previously, the Company made changes to internal control over financial reporting during the three months ended September 30, 2009. Management performed a thorough review of the Company’s translation of foreign currency balances in accordance with GAAP and reviewed previously recorded net realizable value adjustments to ensure all appropriate reversals were recorded. Management also amended period close procedures to include procedures to monitor foreign currency translation and inventory net realizable valuation adjustments.

Other than as described previously, there have been no significant changes in internal controls over financial reporting during the period ended September 30, 2009 that could have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

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2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS
(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		Q3 2009		Q2 2009		Q1 2009		Q4 2008		Q3 2008		Q2 2008		Q1 2008		Q4 2007
						(RESTATED(7))		(RESTATED(7))		(RESTATED(7))		(RESTATED(7))		(RESTATED(7))
Gold ounces sold		29,858		30,461		34,435		41,004		33,914		44,273		31,455		28,665
Silver ounces sold		1,249,252		1,116,067		1,271,754		1,534,318		1,338,864		1,484,763		1,248,594		1,183,729
Gold equivalent ounces sold(1)		49,305		47,081		52,005		60,662		56,573		72,694		55,099		49,969
Gold equivalency rate(2)		64		67		72		79		59		52		53		56
Gold ounces produced		31,537		31,115		36,829		43,768		34,096		43,465		33,099		27,571
Silver ounces produced		1,265,645		1,083,471		1,351,300		1,649,893		1,372,123		1,445,887		1,310,971		1,140,797
Gold equivalent ounces produced(1)		51,047		47,123		55,480		64,889		57,521		71,154		57,946		48,184
Revenue from mining operations		$47,906		$43,326		$47,349		$48,262		$48,342		$64,550		$51,368		$39,700
Production costs, excluding amortization and depletion		$23,845		$22,451		$21,898		$22,804		$41,220		$36,303		$26,697		$33,511
Restated adjustments		-		-		$1,197		$1,717		$1,220		($305)		($2,005)		-
As restated		$23,845		$22,451		$23,095		$24,521		$42,440		$35,998		$24,692		$33,511
Net earnings / (loss)		($7,020)		($7,573)		$2,625		$21,757		($6,529)		$6,522		$8,489		($20,729)
Restated adjustments		-		-		$245		$9,798		$3,076		($1,674)		($1,445)		-
As restated		($7,020)		($7,573)		$2,873		$31,555		($3,453)		$4,848		$7,044		($20,729)
Net earnings / (loss) per share, basic		($0.06)		($0.06)		$0.02		$0.18		($0.05)		$0.06		$0.07		($0.19)
Restated adjustments		-		-		-		$0.08		$0.02		($0.02)		($0.01)		-
As restated		($0.06)		($0.06)		$0.02		$0.26		($0.03)		$0.04		$0.06		($0.19)
Net earnings / (loss) per share, diluted(3)		($0.06)		($0.06)		$0.02		$0.18		($0.05)		$0.05		$0.07		($0.19)
Restated adjustments		-		-		-		$0.08		$0.03		($0.01)		($0.01)		-
As restated		($0.06)		($0.06)		$0.02		$0.26		($0.02)		$0.04		$0.06		($0.19)
Cash from / (used in) operations		13,875		$13,715		$19,031		$9,965		$7,071		$24,342		$14,555		$2,607
Net free cash flow(4)		($4,588)		($6,922)		$3,917		($6,446)		($10,353)		$4,299		$1,592		($10,767)
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs, per gold equivalent ounce(4)		$500		$453		$430		$387		$735		$505		$491		$676
Restated adjustments		-		-		$23		$28		$22		($4)		($36)		-
As restated		$500		$453		$455		$413		$757		$501		$455		$676
Total cash costs, per gold ounce(4)		$191		$198		$184		$192		$655		$245		$158		$589
Restated adjustments		-		-		$37		$42		$36		($7)		($63)		-
As restated		$191		$198		$221		$234		$691		$238		$95		$589
Average realized gold price(5)		$971		$920		$903		$796		$855		$897		$928		$795
Average realized silver price(5)		$15.15		$13.71		$12.63		$10.05		$14.46		$17.44		$17.69		$14.32
Gold equivalent ounces sold (55:1)(6)		52,572		50,753		57,558		68,901		58,257		71,269		54,157		50,187
Gold equivalent ounces produced (55:1)(6)		54,549		50,814		61,398		73,766		59,044		69,754		56,935		48,313
Total cash costs per gold equivalent ounce (55:1)(6)		$469		$420		$411		$364		$735		$511		$463		$673

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q1 through Q4 2007 and Q3 2008 as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 23.
(5)	Average realized prices are on a per ounce basis.
(6)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the Company’s long-term gold equivalency ratio of 55:1.
(7)	See note 4 of the Summarized Operational and Financial Results table on page 5 for further discussion of the restatement.

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2009 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) (see Note 2: Summary of Significant Accounting Policies to the financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company’s 40-F/A form filed with the U.S. Securities and Exchange Commission, which is available at www.sec.gov. The Company’s reporting currency is in United States dollars unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40F/A Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; estimates regarding the future costs related to exploration at the Company’s projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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